FORM 51-901F

QUARTERLY REPORT

Incorporated as part of Schedule A

ISSUER DETAILS:
Name of Issuer	CARDERO RESOURCE CORP.
Issuer Address	Suite 1901 – 1177 West Hastings Street Vancouver, BC, V6E 2K3
Issuer Web Site	www.cardero.com
Issuer Telephone Number	(604) 408-7488
Contact Person	Henk Van Alphen
Contact Position	President & CEO
Contact Email	hvanalphen@cardero.com
Contact Telephone Number	(604) 408-7488
For Quarter Ended	July 31, 2004
Date of Report	September 29, 2004

Certificate

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

“Henk Van Alphen”	2004/09/29
Name of Director	Date Signed
“Ken M. Carter”	2004/09/29
Name of Director	Date Signed

SCHEDULE “A” Quarterly Report
CARDERO RESOURCE CORP. CONSOLIDATED BALANCE SHEET
	July 31, 2004 (Unaudited)	October 31, 2003 (Audited)
ASSETS
Current Cash and cash equivalents Accounts receivable Prepaid expenses	$ 17,292,017 442,543 195,888	$ 3,752,305 246,434 107,535
	17,930,448	4,106,274
Property and Equipment	58,015	19,036
Resource Properties (Note 3)	9,637,925	4,752,575
	$ 27,626,388	$ 8,877,885
LIABILITIES
Current Accounts payable and accrued liabilities	$ 419,458	$ 420,061
SHAREHOLDERS’ EQUITY
Share Capital (Note 4) Contributed Surplus Deficit	32,838,717 3,692,308 (9,324,095)	13,153,944 740,408 (5,436,528)
	27,206,930	8,457,824
	$ 27,626,388	$ 8,877,885

APPROVED BY THE DIRECTORS:

“Henk Van Alphen” (signed)	“Ken M. Carter” (signed)
Henk Van Alphen, Director	Ken M. Carter, Director

These financial statements have been prepared by management and have not been reviewed by the Company’s auditors.

SCHEDULE “A” Quarterly Report Page 2
CARDERO RESOURCE CORP. CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT (Unaudited)
	Three months ended July 31		Nine months ended July 31
	2004	2003	2004	2003
EXPENSES
Stock-based compensation Investor relations Professional fees Listing and stock exchange fees Management remuneration Office and miscellaneous Transfer agent fees Amortization	$ 1,686,400 170,617 141,532 888 45,000 76,845 - 6,261	$ - 43,482 53,931 21,428 24,000 24,403 - 1,816	$ 2,951,900 446,700 294,979 27,008 107,000 169,205 12,331 14,218	$ - 162,630 193,410 32,213 70,000 80,512 11,738 5,002
	2,127,543	169,060	4,023,341	555,505
OTHER ITEMS
Resource property write-off Interest income Foreign exchange	68,895 (76,241) -	- (14,464) 119,721	68,895 (188,669) (16,000)	- (31,783) 187,721
	(7,346)	105,257	(135,774)	155,938
NET LOSS FOR THE PERIOD	2,120,197	274,317	3,887,567	711,443
DEFICIT, BEGINNING OF PERIOD	7,203,898	4,160,404	5,436,528	3,723,278
DEFICIT, END OF PERIOD	$ 9,324,095	$ 4,434,721	$ 9,324,095	$ 4,434,721
LOSS PER SHARE	$0.06	$0.01	$0.11	$0.03
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	37,414,576	24,100,435	34,266,028	21,620,328

SCHEDULE “A” Quarterly Report Page 3
CARDERO RESOURCE CORP. CONSOLIDATED STATEMENTS OF CASH FLOW (Unaudited)
	Three months ended July 31		Nine months ended July 31
	2004	2003	2004	2003
OPERATING ACTIVITIES
Net loss for the period Deduct items not involving cash: Stock-based compensation Resource property write-off Amortization	$ (2,120,197) 1,686,400 68,895 6,261	$ (274,317) - - (1,816)	$ (3,887,567) 2,951,900 68,895 14,218	$ (711,443) - - 5,002
	(358,641)	(272,501)	(852,554)	(706,441)
Changes in non-cash working capital balances related to operations: Accounts receivable Prepaid expenses Accounts payable	(137,055) 45,205 66,349	(70,536) 11,687 6,110	(196,109) (88,353) (603)	(135,776) (94,403) 40,265
Cash (used) by operating activities	(384,142)	(325,240)	(1,137,619)	(896,355)
FINANCING ACTIVITIES
Proceeds from shares issued Share issue costs	2,267,560 10,612	2,315,660 -	18,299,334 (368,062)	6,243,633 (240,575)
Cash provided by financing activities	2,278,172	2,315,660	17,931,272	6,003,058
INVESTING ACTIVITIES
Resource property expenditures, net Purchase of equipment	(1,509,601) (8,318)	(771,552) -	(3,200,745) (53,196)	(1,684,301) (11,405)
Cash (used) by investing activities	(1,517,919)	(771,552)	(3,253,941)	(1,695,706)
INCREASE IN CASH	376,111	1,218,868	13,539,712	3,410,997
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	16,915,906	3,255,608	3,752,305	1,063,479
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 17,292,017	$ 4,474,476	$ 17,292,017	$ 4,474,476
NON CASH TRANSACTIONS Issue of shares for property and data Issue of share purchase warrants for debt	223,000 -	102,000 -	1,753,500 -	573,250 250,000

CARDERO RESOURCE CORP.

Notes to Consolidated Financial Statements

For the nine months ended July 31, 2004

Unaudited

1.

NATURE OF OPERATIONS

Cardero Resource Corp. (the “Company”) was incorporated under the Laws of the Province of British Columbia.  It is a development stage public company whose principal business activity is the exploration for and the development of natural resource properties.

The Company’s investment in and expenditures on mineral properties comprises a significant portion of the Company’s assets.  Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the properties, on the attainment of successful commercial production or from the proceeds of their disposal.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and accordingly do not include all disclosure required for annual financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered for a fair presentation have been included.  Operating results for the nine months ended July 31, 2004 are not necessarily indicative of the result that may be expected for the full year ending October 31, 2004.

These statements should be read in conjunction with the October 31, 2003 annual financial statements, including the accounting policies and notes thereto, included in the Annual Report for the year ended October 31, 2003. These financial statements reflect the same significant accounting policies as those described in the notes to the audited financial statements of Cardero Resource Corp. for the year ended October 31, 2003.

Effective November 1, 2003, the Company adopted, on a prospective basis, the fair value based method of accounting for stock option awards granted to employees and directors, as prescribed by CICA 3870 stock-based compensation and other stock-based payments.  Under this method, the fair value of the stock options at the date of grant is amortized over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.

3.

RESOURCE PROPERTIES

Expenditures incurred during the period on resource properties are as follows:

	Mexico	Argentina	Peru	Total
Balance, October 31, 2003	$ 1,464,929	$ 2,728,953	$ 558,693	$ 4,752,575
Acquisition and land costs
Cash payments	63,664	595,310	497,365	1,156,339
Common share issue	878,000	547,500	328,000	1,753,500
	941,664	1,142,810	825,365	2,909,839
Deferred exploration costs
Field costs	283,368	478,788	424,588	1,186,744
Drilling and analysis	45,512	442,687	302,129	790,328
Personnel	155,279	159,836	20,614	335,729
	484,159	1,081,311	747,331	2,312,801
Option payments received	(66,500)	(201,895)	-	(268,395)
Write-offs	-	(68,895)	-	(68,895)
Balance, July 31, 2004	$ 2,824,252	$ 4,682,284	$ 2,131,389	$ 9,637,925

(a)

Mexico

The properties in Mexico consist of the following concessions:

(i)

Municipality of Ensenada, Baja California State, Mexico

On December 12, 2001, the Company entered into an option agreement with Minera Olympic S. de R.L. de C.V., whereby the Company could acquire a 100% interest in certain mineral tenures located in Baja, Mexico.  The Company earned a 100% interest by completing the following:

(a)

Issuance of 100,000 common shares within 10 days of signing (issued);

(b)

Issuance of 100,000 common shares on or before January 7, 2003 (issued); and

(c)

Issuance of 200,000 common shares on or before January 7, 2004 (issued).

(ii)

Acquisition of Minerales y Metales California S.A. de C.V. ("MMC")

Pursuant to an option agreement signed on September 9, 2002, the Company acquired a 100% interest in MMC, a private Mexican corporation that owns 8,055 hectares of mineral concessions situated in Baja, Mexico.  The Company earned the 100% interest in MMC by completing the following:

(a)

Payment of US $75,000 (paid) and issuance of 75,000 shares on or before February 3, 2003 (issued);

(b)

Issuance of 75,000 common shares on or before February 3, 2004 (issued); and

(c)

Issuance of 75,000 common shares on or before February 3, 2005 (issued).

The Company has earned its 100% interest in MMC and the shares of MMC are in the process of being transferred to the Company.

In addition to the above concessions, MMC has exclusive option rights to acquire a 100% interest in 30 hectares of land upon payment of the following to a third party:

(a)

US $15,000 on or before February 26, 2002 (paid);

(b)

US $30,000 on or before March 15, 2003 (paid);

(c)

US $40,000 on or before March 15, 2004 (paid);

(d)

US $45,000 on or before February 26, 2005; and

(e)

US $45,000 on or before February 26, 2006.

(iii)

Coahuila Data Acquisition, Mexico

Pursuant to an acquisition agreement dated August 22, 2003, the Company obtained from John A. Goodwin and Francis Guardia (the “Vendors”) copies of and non-exclusive rights to use and retain certain property data and other information pertaining to copper prospects in Coahuila de Zaragoza State, Mexico.  In consideration, the Company issued a total of 20,000 common shares to the Vendors.

(iv)

Acquisition of Interest in Exploration Data Relating to Iron Oxide Copper Gold Occurrences, Mexico

Pursuant to an agreement dated October 27, 2003 with Crockite Resources Ltd. and Murray McClaren, the Company acquired all rights, title and interest to certain geological information, data and materials with respect to the potential for, and occurrences of, iron oxide type copper gold deposits in Baja California, Mexico.  Consideration for the purchase is as follows:

(a)

the allotment and issuance of 100,000 common shares (issued)

(b)

the allotment and issuance of 100,000 common shares on or before the day which is ten (10) business days from the earliest of the following to occur:

(i)

Anglo American Mexico S.A. de C.V. (“Anglo”) having earned an interest in certain mineral concessions situated in Baja California State in accordance with and pursuant to the agreement between Anglo and the Company (the “Anglo Agreement” as described in note 6(a)(v));

(ii)

The Company having been advised by Anglo that Anglo has incurred aggregate Exploration Expenditures (as defined in the Anglo Agreement) of not less than US $2,000,000; and

(iii)

If the Anglo Agreement is terminated prior to Anglo having incurred US $2,000,000 in Exploration Expenditures, then upon Anglo, the Company or any third party which subsequently enters into an agreement with the Company to earn an interest in the Company’s IOCG properties in Baja California State collectively having incurred Exploration Expenditures of not less than US $2,000,000.

(v)

Anglo American Alliance, Mexico

On December 1, 2002, the Company entered into an agreement with Anglo American Mexico, S.A. de C.V. (as amended by an agreement dated November 26, 2003) whereby Anglo will manage and fund expenditures for the identification and acquisition of mineral concessions with an area of interest measuring approximately 50,050 square kilometres in size.  Anglo can earn a 70% interest in the mineral concessions and a 70% interest in a Mexican Newco to be formed to hold the concessions, by incurring exploration expenditures of not less than US $3,700,000 as follows:

(a)

by December 1, 2003 – US $200,000 (expended);

(b)

by December 1, 2004 – US $800,000 (expended);

(c)

by December 1, 2005 – US $2,000,000; and

(d)

by December 1, 2006 – US $3,700,000.

Upon Anglo incurring the aggregate US $3,700,000 of exploration expenditures, a joint venture will be formed and each party will be required to fund its pro-rate share of further expenditures.  A non-participating party can be diluted to a minimum 20% working interest below which percentage its interest would be converted to a Net Profits Interest.

(vi)

Franco Project, Mexico

Pursuant to an option agreement signed on August 29, 2003, the Company can acquire a 100% interest in the Franco Project, located in San Luis Potosi State in Mexico, from a private Mexican company upon completion of the following:

(a)

Due on signing, September 3, 2003 – US $15,000 (paid);

(b)

Payment due on or before March 3, 2004 – US $20,000 (paid);

(c)

Optional payment due on or before September 3, 2004 – US $60,000 (delayed by agreement);

(d)

Optional payment due on or before September 3, 2005 – US $100,000;

(e)

Optional payment due on or before September 3, 2006 – US $150,000; and

(f)

Optional payment due on or before September 3, 2007 – US $800,000.

The agreement also requires work expenditures of:

(a)

US $50,000 on or before March 3, 2004 (expended);

(b)

US $250,000 on or before September 3, 2004 (delayed by agreement);

(c)

US $550,000 on or before September 3, 2005; and

(d)

US $1,050,000 on or before September 3, 2006.

Of the above work expenditures, the first US$250,000 is a firm commitment to the Company.

The acquisition will provide the Company with a 100% interest subject to a 2% NSR of which 1% can be bought anytime for US$2.0 million.

On November 5, 2003, the Company optioned the property to Newport Exploration Ltd. whereby Newport can acquire a 50% interest in the Franco Project by paying to the Company the sum of US $50,000 and completing the underlying payments in (b) and (c) above and exploration expenditures in (a) and (b).

(vii)

La Zorra (Gachupines) Property, Mexico

On October 30, 2003 the Company entered into an option agreement with a private Mexican company, whereby it can earn a 100% interest in the La Zorra property, which measures 23 km (N-S) by 11 km (E-W) and is located approximately 100 km southeast of Hermosillo in the State of Sonora, Mexico, on completion of the following:

(a)

Payment of US $5,000 on the Execution Date (paid);

(b)

Payment of US $15,000 on or before April 30, 2004 (paid);

(c)

Payment of US $30,000 on or before October 30, 2004;

(d)

Payment of US $60,000 on or before October 30, 2005;

(e)

Payment of US $90,000 on or before October 30, 2006;

(f)

Payment of US $120,000 on or before October 30, 2007;

(g)

Incurring an aggregate of CDN $85,000 in exploration expenditures before May 30, 2004;

(h)

Issuance of 5,000 common shares on TSXV acceptance (issued);

(i)

Issuance of 50,000 common shares on April 30, 2004 (issued);

(j)

Issuance of 50,000 common shares on October 30, 2004;

(k)

Issuance of 50,000 common shares on October 30, 2005;

(l)

Issuance of 50,000 common shares on October 30, 2006; and

(m)

Issuance of 50,000 common shares on October 30, 2007.

This property is subject to a 2% NSR of which the Company has the option to purchase 1% of the NSR at any time for US $1,000,000.

(b)

Argentina

The properties in the Province of Jujuy, Argentina consist of the following concessions:

(i)

Providencia Project, Argentina

Providencia Norte Property, Olaroz District, Jujuy Province, Argentina

On August 8, 2002 the Company entered into an option agreement whereby it can earn a 100% interest in the property upon completion of the following:

(a)

Payment of US $50,000 due on signing (paid);

(b)

Payment of US $50,000 due February 8, 2003 (paid);

(c)

Issuance of 100,000 common shares on or before April 8, 2003 (issued);

(d)

Payment of US $50,000 (paid) and incurring expenditures of $100,000 on the property by August 8, 2003 (completed);

(e)

Payment of US $100,000 and issuance of 150,000 common shares on or before April 8, 2004 (paid/issued);

(f)

Incurring additional expenditures of US $200,000 on the property, including a minimum of 1,000 meters of drilling by August 8, 2004 (completed);

(g)

Payment of US $300,000 due February 8, 2005;

(h)

Issuance of 150,000 common shares on or before April 8, 2005;

(i)

Incurring additional expenditures of US $400,000 on the property, including a minimum of an additional 2,000 meters of drilling by August 8, 2005;

(j)

Payment of US $600,000 due December 8, 2005; and

(k)

Payment of US $1,000,000 due October 8, 2006.

This claim is subject to a 1.5% net smelter return royalty ("NSR") payable to the vendor.  The Company may elect to purchase the NSR at any time at a price of US $250,000 for each 0.25%.

Under the terms of the agreement, the Company is required to keep both the Providencia Norte Property (note 6(b)(i)) and La Providencia Property (note 6(b)(ii)) in good standing or to terminate both options.  The Company is not entitled to exercise the option to acquire only one of these properties.

La Providencia Property, Olaroz District, Jujury Povince, Argentina

On August 8, 2002, the Company entered into an option agreement whereby it can earn a 100% interest in a 100-hectare concession upon completion of the following payments:

(a)

US $15,000 due October 18, 2002 (paid);

(b)

US $25,000 due August 18, 2003 (paid);

(c)

US $75,000 due June 18, 2004 (paid);

(d)

US $75,000 due April 18, 2005;

(e)

US $75,000 due December 18, 2005; and

(f)

US $100,000 due October 18, 2006.

The claim is subject to a 1.95% NSR payable to the vendor.  The Company may elect to purchase the NSR at any time at a price of US $250,000 for each 0.25%.

Under the terms of the agreement, the Company is required to keep both the Providencia Norte Property (note 6(b)(i)) and La Providencia Property (note 6(b)(ii)) in good standing or to terminate both options.  The Company is not entitled to exercise the option to acquire only one of these properties.  Similarly, the Company is required to keep both the Olaroz Chico and Tola mines (note 6(b)(iv)) and the La Providencia Property in good standing or to terminate both options.  The Company is not entitled to exercise the option to acquire only one of these properties.

Olaroz Chico and Tola Mines, Jujuy Province, Argentina

On May 8, 2002 (as amended on August 8, 2002), the Company entered into an option agreement whereby it can earn a 100% interest in two properties totalling approximately 4,600 hectares upon completion of the following payments:

(a)

US $23,000 due June 8, 2002 (paid);

(b)

US $38,000 due May 8, 2003 (paid);

(c)

US $69,000 due April 8, 2004 (paid);

(d)

US $115,000 due February 8, 2005;

(e)

US $115,000 due October 8, 2005; and

(f)

US $115,000 due August 8, 2006.

The claim is subject to a 2% NSR payable to the vendor.  The Company may elect to purchase 1% of the NSR at any time at a price of US $500,000.

Under the terms of the agreement, the Company is required to keep both the Olaroz Chico and Tola mines (note 6(b)(iv)) and the La Providencia Property in good standing or to terminate both options.  The Company is not entitled to exercise the option to acquire only one of these properties.

Libertad Property, Jujuy Province, Argentina

Pursuant to an agreement dated April 17, 2003, the Company can acquire a 100% interest in the Mina Libertad concession located in the Province of Jujuy, northwestern Argentina, and forming part of the Olaroz Project.  The terms of the agreement provide for cash payments as follows:

(a)

US $10,000 due on signing, April 17, 2003 (paid);

(a)

US $20,000 due on October 17, 2003 (paid)

(b)

US $20,000 due on April 17, 2004 (paid);

(c)

US $20,000 due on October 17, 2004; and

(d)

US $30,000 due on April 17, 2005.

(ii)

Chingolo Project, Argentina

Chingolo Property, Jujuy Province, Argentina

On May 22, 2002, the Company entered into an option agreement which would give the Company a 100% interest in three concessions upon completion of the following:

(a)

Payment of US $10,000 (paid); and issuance of 50,000 common shares on or before October 18, 2002 (issued);

(b)

Issuance of 100,000 common shares on or before October 18, 2003 (issued); and,

(c)

Issuance of 100,000 common shares on or before October 18, 2006.

Cozzi Property, Jujuy Province, Argentina

Pursuant to an agreement dated December 9, 2002, the Company has purchased from Elisa Adela Cozzi a 100% interest in a certain mineral tenure located in the Department of Susques, Province of Jujuy, Argentina for the sole consideration of 100,000 common shares (issued).

(iii)

Condor Yacu and Relincho Concessions, Catamarca Province, Argentina

By an option agreement dated June 27, 2001 (as amended on January 21, 2002 and January 10, 2003), the Company can acquire a 100% interest in certain mining concessions known as the "Condor Yacu" located in Argentina upon completion of the following payments:

(a)

US $75,000 due on signing of contract (paid);

(b)

US $50,000 due July 10, 2003 (paid);

(c)

US $100,000 due January 10, 2004 (paid);

(d)

US $100,000 due May 10, 2004 (paid);

(e)

US $100,000 due September 10, 2004;

(f)

US $100,000 due January 10, 2005;

(g)

US $130,000 due May 10, 2005;

(h)

US $125,000 due September 10, 2005; and

(i)

US $225,000 due January 10, 2006.

The Company carried out an initial program of work on these concessions in 2002 and 2001 and determined not to proceed with any further work at that time.  During 2002 and 2001, the Company incurred acquisition and exploration expenditures of $902,944, which included the issuance of 100,000 common shares of the Company pursuant to the original property agreement signed in 2001.  During the year ended October 31, 2002, the Company was in default of the original Condor Yacu and Relincho contracts signed on June 27, 2001 and January 21, 2002.  The Company wrote-off the properties to a nominal value, resulting in a charge to operations of $902,943 in 2002.

On January 14, 2003, the Company entered into an agreement whereby Maximus Ventures Ltd. ("Maximus") can earn an 80% interest in the Condor Yacu and Relincho concessions in Argentina.  To acquire the interest, Maximus is required to complete property payments (outlined above) and exploration expenditures totalling US $2 million by January 10, 2006.  Upon completion of the expenditure requirements at Condor Yacu and Relincho, Maximus will have earned their 80% interest and the Company will retain a 20% interest in the project.

During the period, the Company made the May 10, 2004 US$100,000 property payment which under the terms of the joint venture agreement with Maximus was their responsibility.  However, Maximus did not make their payment to Cardero and as such, under the terms of the original agreement Cardero was obligated to fulfil the terms.  We anticipate the recovery of US$50,000 of this payment from Maximus.  The original agreement has since been terminated and the CondorYacu and Relincho concessions returned to the vendor.

(c)

Marcona Project, Peru

Pursuant to option agreements dated October 23, 2003 and October 1, 2003, the Company acquired from a private Peruvian company approximately 30,000 hectares in the Marcona district of the Pacific Coastal Belt in Peru.  Approximately 10,000 hectares are subject to an underlying agreement with Rio Tinto Mining and Exploration Limited (“Rio Tinto”).  The private company holds the exclusive right and option to acquire a 100% interest from Rio Tinto, subject to a 0.5% NSR by incurring $450,000 in exploration expenditures over three years ending August 22, 2006 and by paying Rio Tinto US$500,000 on or before August 22, 2007.  The Company can earn a 100% interest in all 30,000 hectares by assuming and performing all commitments to Rio Tinto and by making the following payments:

(i)

Issuance of 150,000 common shares on TSX Venture Exchange acceptance (issued);

(ii)

Issuance of 100,000 common shares on or before May 28, 2004 (issued);

(iii)

Issuance of 200,000 common shares on or before November 28, 2004;

(iv)

Issuance of 200,000 common shares on or before November 28, 2005; and

(v)

Payment to the private company the sum of US $10,000 per month for the first 12 months of the agreement for a total of US $120,000 (paid).

(d)

Pampa de Pongo, Peru

Pursuant to an option agreement dated February 2, 2004, the Company acquired from a private Peruvian company, 100% of the right, title and interest in and to certain mineral rights approximating 7,970 hectares situated in the Department of Arequipa, Caraveli Province, Peru referred to as the “Pampa de Pongo” Property, which the private Peruvian company has in turn, the exclusive right and option to purchase from a third party (Rio Tinto).  In order to acquire a 100% interest in the Pampa de Pongo property, the Company paid certain arrears taxes in the amount of US$65,900.38 and assumed all the terms and conditions of the underlying agreement by making the following payments to Rio Tinto or their designated affiliates:

Due Date	Payment US$
27 January 2005	$50,000
27 January 2006	$50,000
27 January 2007	$100,000
27 January 2008	$300,000
TOTAL	US$500,000

The private Peruvian company receives a combination of cash (US$65,000) and an aggregate of 70,000 common shares, all of which have been paid or issued.

4.

SHARE CAPITAL

Authorized

100,000,000 common shares without par value

Issued

	Number of Shares	Amount
Balance, October 31, 2003	26,611,796	$13,153,944
Issued during period
For cash, pursuant to private placements	6,165,000	12,642,250
Brokers commission unit shares	274,427	-
Pursuant to resource property options and data	635,000	1,753,500
Exercise of share purchase warrants	2,421,709	3,048,286
Exercise of share options	1,585,000	2,608,800
Share issue costs	-	(368,063)
Balance, July 31, 2004	37,692,932	$32,838,717

(a)

Share Purchase Warrants

At July 31, 2004

Expiry Date	Number of Shares	Exercise Price Per Share
December 10, 2004	1,811,605	$2.25
December 10, 2004	137,278	$1.70
December 10, 2004	75,324	$2.30
March 17, 2005/September 17, 2005	2,697,500	$3.25/$3.50
March 17, 2005	260,000	$2.65
	4,981,707

(b)

Stock Options

	Number of Shares	Weighted Average Exercise Price
Balance, October 31, 2003	2,150,000	$1.66
Exercised	(1,585,000)	($1.65)
Expired	(100,000)	(1.83)
Granted	2,865,000	$2.54
Balance, July 31, 2004	3,330,000	$2.42

Expiry Date	Price	No. of Options
November 29, 2004	1.48	265,000
October 24, 2005	1.90	200,000
January 27, 2006	2.35	900,000
April 16, 2006	3.25	350,000
June 11, 2006	2.50	1,615,000

At July 31, 2004, the number of options available for exercise were 3,055,000.

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for options granted.  During the period 2,865,000 options were granted which resulted in a stock-based compensation expense for the period totalling $2,951,900.  The fair value of each option grant is calculated using the following weighted average assumptions:

Expected life (years):

2.0

Interest rate:

2.96%

Volatility:

0.79 to 0.95

Dividend yield:

0.00

5.

RELATED PARTY TRANSACTIONS

In the nine month period ended July 31, 2004, $13,424 was paid to a director for geological services and $156,222 was paid to a law firm, of which a director is a partner, for legal fees.  Management fees of $32,000 were paid to the Company’s president up to February 29, 2004.  Since that date the president has been on salary.

6.

SEGMENTED INFORMATION

The Company is in the mining exploration business, operating in three geographic areas.  The following is a summary of certain financial data by geographic area:

	Canada	Mexico	South America
Administration services	(4,140,672)	--	--
Loss from operations	(4,140,672)	--	(68,895)
Property and equipment	58,015	--	--
Resource properties	--	2,824,252	6,813,673